Term Sheet to

Preliminary Prospectus Supplement

Registration Statement No. 333-141411

Dated March 20, 2007

Rule 433

FINAL PRICING TERMS

Issuer	ViroPharma Incorporated (NASDAQ: VPHM)

Securities offered	2.00% Convertible Senior Notes due 2017

Aggregate principal amount offered	$225,000,000

Over-allotment option	$25,000,000

Maturity date	March 15, 2017

Interest	2.00% per annum, accruing from the date of original issuance.

Interest payment dates	March 15 and September 15 of each year, beginning September 15, 2007.

Price to investors	100%

NASDAQ closing price on March 20, 2007 (reference price)	$14.24 per share.

Conversion premium	32.50% above reference price.

Conversion price	$18.87 (approximately) per share of common stock, subject to adjustment.

Free convertibility period	At the option of the holder, holders may convert their notes, in multiples of $1,000 in principal amount, at any time on or after December 15, 2016 through the third scheduled trading day immediately preceding the maturity date.

Conversion rate	52.9998 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

Issuer redemption	None

Investor puts	No scheduled put dates.

Trade date	March 20, 2007.

Settlement date	March 26, 2007.

CUSIP / ISIN	928241AH1/ US928241AH10

Sole book-running manager	Goldman, Sachs & Co.

Co-Managers	Credit Suisse, Piper Jaffray

Qualified Independent Underwriter:

Because the underwriters or their affiliates may receive more than 10% of the net proceeds from this offering, not including underwriting compensation, in connection with the convertible note hedging transactions described under “Use of Proceeds” below, this offering is being conducted in accordance with NASD Rule 2710(h). The rule requires that the yield at which the Notes are distributed to the public can be no lower than that recommended by a “qualified independent underwriter,” as defined by NASD. Piper Jaffray has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement for the offering. Piper Jaffray will receive no compensation for acting in this capacity; however we have agreed to indemnify Piper Jaffray for acting as the qualified independent underwriter against specified liabilities under the Securities Act.

Use of Proceeds:

We estimate that the net proceeds from this offering, after deducting the underwriters’ discounts and estimated offering expenses of approximately $7.4 million, will be approximately $217.6 million (or approximately $241.8 million if the underwriters exercise their overallotment option in full).

We intend to apply the net proceeds from this offering to the following uses:

•      approximately $20.9 million (or approximately $23.3 million if the underwriters exercise their overallotment option in full) to pay the cost of the convertible note hedge that is not covered by the proceeds from the sale of the warrants; and

•      approximately $196.7 million for working capital and general corporate purposes. We also may use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products. While we evaluate acquisition, licensing, investment and similar opportunities and engage in related discussions from time to time, we currently have no material agreements or commitments with respect to any such acquisition, license or investment.

One or more of the underwriters and/or their affiliates may be the counterparties to the convertible note hedge transactions and receive the portion of the net proceeds from this offering applied to those transactions.

If the underwriters exercise their overallotment option in full, we intend to sell additional warrants and to use a portion of the proceeds from the sale of the additional notes and from the sale of the corresponding additional warrants to increase the size of the convertible note hedge transactions. We intend to use the balance of the net proceeds for working capital and general corporate purposes.

Adjustment to conversion rate upon fundamental change

The number of additional shares by which the conversion rate will be increased (subject to certain exceptions) in the event of a fundamental change will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of the issuer’s common stock in the fundamental change.

The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under the caption “Description of Notes—Conversion Rate Adjustments” in the prospectus supplement for the offering.

The following table sets forth the hypothetical stock prices and the number of additional shares to be received by which the conversion rate for the notes will be increased per $1,000 principal amount of the notes in the event of a fundamental change.

Effective Date	$14.24	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$75.00	$100.00	$150.00
March 26, 2007	17.2249	15.8857	12.4616	10.0654	6.9982	5.1667	3.1545	2.1133	0.9481	0.4802	0.1253
March 15, 2008	17.2249	15.9578	12.4198	9.9612	6.8444	5.0065	3.0171	2.0047	0.8887	0.4450	0.1071
March 15, 2009	17.2249	15.9016	12.2588	9.7488	6.6044	4.7792	2.8402	1.8739	0.8291	0.4192	0.1069
March 15, 2010	17.2249	15.8082	12.0444	9.4768	6.3062	4.5011	2.6277	1.7181	0.7582	0.3880	0.1052
March 15, 2011	17.2249	15.6709	11.7635	9.1301	5.9357	4.1612	2.3739	1.5345	0.6739	0.3491	0.1047
March 15, 2012	17.0992	15.4766	11.3892	8.7049	5.4921	3.7517	2.0924	1.3410	0.5815	0.3187	0.1055
March 15, 2013	17.0016	15.2404	10.9205	8.1066	4.8704	3.2068	1.6871	1.0466	0.4379	0.2112	0.0371
March 15, 2014	16.8410	14.9306	10.3052	7.3692	4.1369	2.5842	1.2849	0.7870	0.3351	0.1635	0.0287
March 15, 2015	16.6455	14.5118	9.4350	6.3349	3.1577	1.8027	0.8315	0.5121	0.2279	0.1098	0.0133
March 15, 2016	16.3171	13.7926	7.9384	4.6223	1.7382	0.8287	0.3764	0.2544	0.1255	0.0629	0.0024
March 15, 2017	17.2249	13.6669	4.1431	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $150.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $14.24 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 70.2247 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under the caption “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the prospectus supplement for the offering.

The issuer has filed a registration statement (including a prospectus, dated March 19, 2007, and a preliminary prospectus supplement, dated March 19, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., toll-free at 1-866-471-2526.